





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAWAYA PARTNERS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE - 8TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSGNC&S CERTIFITED PUBLIC ACCOUNTANT PPL
(Name – *if individual, state last, first, middle name*)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL T MARRONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAWAYA PARTNERS SECURITIES LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & FIN-OP

Title

... H. JOSEPH
... State of New York
... 5032555
... York County
... August 29, 19

Notary Public

WILLIAM H. JOSEPH
Notary Public, State of New York
No. 02JO5032...
Qualified in New York ...
Commission Expires ... 7/28/21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAWAYA PARTNERS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Partners, LLC)

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2017

SAWAYA PARTNERS SECURITIES, LLC

CONTENTS

The accompanying notes are an integral part of these financial statements.



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sawaya Partners Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sawaya Partners Securities, LLC (the "Company") (a limited liability company), as of December 31, 2017 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2017, and the related notes to the financial statements and supplemental information (as per pages 10 and 11 of the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sawaya Partners Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 22, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

SAWAYA PARTNERS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Partners, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS

Cash and cash equivalents	$	5,469,762
Organizational costs (net of accumulated amortization of $66,949)		44,632
Other assets		5,524
TOTAL ASSETS	$	5,519,918

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Parent	$	4,863,246
Accounts payable and accrued expenses		100,392
TOTAL LIABILITIES		4,963,638
MEMBER'S EQUITY		556,280
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,519,918

The accompanying notes are an integral part of these financial statements.

SAWAYA PARTNERS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Partners, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Advisory fees	$	33,839,579
Dividends		15,816
TOTAL REVENUES		33,855,395
EXPENSES		
Management fee expense		23,687,705
Administrative expense		10,427,646
Rent expense		985,300
Office expense		439,528
Technology expense		171,779
Travel expense		321,723
Communication expense		65,378
Regulatory fees		124,961
Professional services		108,635
Amortization expense		7,439
Insurance expense		1,178
Other		16,075
TOTAL EXPENSES		36,357,347
Net Loss Before Provision for Income Taxes		(2,501,952)
Income Taxes		38,658
Net Loss	$	(2,540,610)

The accompanying notes are an integral part of these financial statements.

SAWAYA PARTNERS SECURITIES, LLC
(a wholly owned subisidiary of Sawaya Partners, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY, DECEMBER 31, 2016	$	3,096,890
Net loss		(2,540,610)
MEMBER'S EQUITY, DECEMBER 31, 2017	$	556,280

The accompanying notes are an integral part of these financial statements.

- 4 -

SCURA PARTNERS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Partners, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(2,540,610)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Amortization expense		7,439
Increase in accounts receivable		2,550,000
Increase in other assets		1,350
Increase in due to Parent		794,325
Increase in accounts payable and accrued expenses		42,320
NET CASH USED IN OPERATING ACTIVITIES		854,824
NET CHANGE IN CASH		854,824
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,614,938
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	5,469,762

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Sawaya Partners Securities, LLC (the "Company"), a wholly owned subsidiary of Sawaya Partners, LLC (the "Parent"), was incorporated on June 6, 2006 and commenced operations on December 1, 2008. The Company became a broker-dealer on July 2, 2009 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides financial advisory and capital raising services, principally related to recapitalization, refinancing, sales, merger, consolidation or other business combination and acquisition advice. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

On the 17th of July 2017 Sawaya Segalas Securities, LLC changed its name to Sawaya Partners Securities, LLC (the "Company"), also on the same date Sawaya Segalas & Co., LLC changed its name to Sawaya Partners, LLC (the "Parent").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenues and expenses related to financial advisory activities are recorded on an accrual basis when earned and incurred, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at a major financial institution.

At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

No Provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However, the company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes with required an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provided guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2016, 2015, and 2014. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Recent accounting pronouncements</u>

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2018. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company believe that it will not have a material impact on its financial statements.

Note 3 - <u>Liabilities Subordinated to the Claims of General Creditors</u>

As of December 31, 2017, the Company had not entered into any subordinated loan agreements.

Note 4 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $503,449 which exceeded its requirement by $172,540. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2017, this ratio was 985.93 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - <u>Commitments and Contingent Liabilities</u>

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2017 or during the year then ended.

Note 6 - Related Party Transactions

For the year ended December 31, 2017, the Company shared office space with its sole member, the Parent. In accordance with the expense sharing agreement (the "Agreement"), the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts may be recorded as capital contributions of the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. The total allocated expenses were $12,399,862 for the year ended December 31, 2017.

The Agreement includes a provision for a management fee to the Parent. For the year ending December 31, 2017, the management fee expense amounted to $23,687,705. As of December 31, 2017, the total amount due to the Parent for the allocated expenses and management fee was $4,863,246.

Note 7 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The company has issued no guarantees at December 31, 2017 or during the year then ended.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2017 and there were no material subsequent events requiring disclosure.

SAWAYA PARTNERS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Partners, LLC)
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL			
Total Members' Equity			$ 556,280
DEDUCTIONS AND/OR CHARGES			
Non-allowable assets			
Organizational Costs, net	$	44,632	
Prepaid expenses		5,212	
Other assets		312	
Non-allowable assets			50,156
NET CAPITAL BEFORE HAIRCUT ON SECURITIES			506,124
Haircut on securities			2,675
Net Capital			503,449
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)			330,909
EXCESS NET CAPITAL			$ 172,540
AGGREGATE INDEBTEDNESS			
Total Liabilities			$ 4,963,638
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			985.93 to 1

No Material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SAWAYA PARTNERS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Partners, LLC)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2017

The company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemption provision of paragraph (k)(2)(i).



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sawaya Partners Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Sawaya Partners Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sawaya Partners Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Sawaya Partners Securities, LLC stated that Sawaya Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sawaya Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sawaya Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 22, 2018



SAWAYAPARTNERS
INVESTED BANKING™

Exemption Report Required by SEC Rule 17a-5

The Company is exempt from the reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 at December 31, 2017, and operated in compliance without exception for the fiscal year then ended.

Signature: [signature]

Date: 2/28/18

Michael T Marrone
Print Name



RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Sawaya Partners Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Sawaya Partners Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Sawaya Partners Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Sawaya Partners Securities, LLC's management is responsible for Sawaya Partners Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, cancelled checks, and bank transfers, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [SIPC 6 and 7 test workpapers], noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [SIPC 6 and 7 test workpapers] supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 22, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

SAWAYA PARTNERS SECURITIES, LLC
(a wholly owned subisidiary of Sawaya Partners, LLC)
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

	Date Paid	Payments	Annual Assessment per Report
SIPC - 6 General Assessment	July 29, 2017	$ 28,929	
SIPC - 7 General Assessment	January 31, 2018	21,854	50,783
Total		$ 50,783	$ 50,783